7/22/15



SECUR 05076849 ION

SEC Processing Section JUL 20 2015 Washington DC 404

Public

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith 612-677-1339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400	Minneapolis	MN	55431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Signature

Managing Principal
Title

Jeannie Marie Maier
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CASH AND CASH EQUIVALENTS	$ 73,147	$ 19,203
COMMISSIONS RECEIVABLE	24,445	26,314
PREPAID EXPENSES	3,655	3,795
PROPERTY AND EQUIPMENT, NET	10,166	-
TOTAL ASSETS	$ 111,413	$ 49,312

LIABILITIES AND MEMBER'S EQUITY

	2004	2003
LIABILITIES		
Accrued expenses	$ 19,159	$ 6,463
MEMBER'S EQUITY	92,254	42,849
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 111,413	$ 49,312

See accompanying notes to financial statements.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt, general corporate finance advisory services and investor relations.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and the National Association of Securities Dealers (NASD).

Cash and Cash Equivalents

The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and do not accrue interest. No allowance for doubtful accounts is considered necessary at December 31, 2004 and 2003.

Equipment and Furniture

Equipment and furniture are being depreciated using straight-line and accelerated methods over estimated useful lives of 5 to 7 years.

Revenues

The Company's revenues during 2004 and 2003 were derived from private placement and consulting fees. Revenue is recognized at the time of the placement's closing.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2004 and 2003, the Company had net capital of $53,988 and $12,740 which was $48,988 and $7,740 in excess of its required net capital of $5,000. The Company's net capital ratio was .35 to 1 and .51 to 1 at December 31, 2004 and 2003.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2004 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Equipment and Furniture

	2004	2003
Equipment and Furniture	$ 32,453	$ 21,821
Less Accumulated Depreciation	(22,287)	(21,821)
	$ 10,166	$ -

Depreciation expense was $466 and $1,413 for the years ended December 31, 2004 and 2003.

NOTE 4 - Income Taxes

The Company is a limited liability company for income tax purposes. Accordingly, these financial statements do not include any provision for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

NOTE 5 - Leases

The Company entered into a noncancelable operating lease for office space. The lease expires May 2005 and requires monthly base rents of $2,948 in addition to the Company's prorata share of the building's property taxes and operating expenses. The Company also leases a vehicle under a lease that expires December 2006. Monthly rent is $627. Total rent expense, including operating expenses, was approximately $45,200 and $54,600 for the years ended December 31, 2004 and 2003.

Future minimum rental commitments are as follows for the years ending December 31:

2005	$ 22,267
2006	6,900
	$ 29,167

NOTE 6 - Employee Benefit Plan

The Company adopted a simplified employee pension plan in 1999. Contributions to the plan by the Company are discretionary. Employer contributions for were $- and $12,000 for the years ended December 31, 2004 and 2003.

NOTE 7 - Significant Customers

Three customers accounted for 85% of total revenues for the year ended December 31, 2004. The same three customers accounted for 86% of total revenues for the year ended December 31, 2003.